December 6, 2006

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Harley-Davidson, Inc. Form 10-K for the year ended December 31, 2005 File No. 001-09183

Dear Ms. Cvrkel,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”) to the letter of the Securities and Exchange Commission (the “Staff”) dated November 7, 2006, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 25, 2006. Harley-Davidson Financial Services, Inc. (“HDFS”) is a wholly owned subsidiary of the Company. To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with those set forth in the Staff’s letter.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 29

1.	Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant our unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Company response:

In future filings, the Company will include, under Item 6. Selected Financial Data, notes or cross-references to information that describes factors, if any, that materially affect the year-to-year comparability of data in the table. This information will be provided consistent with the requirements of Item 301 of Regulation S-K.

Management’s Discussion and Analysis
Results of Operations 2005 Compared to 2004, page 31

2.	We note that your discussion of the changes in gross profit lists several factors that contributed to the increase in gross margin from 2004 to 2005, however the factors are not quantified as to how much each contributed to the increase. Please revise future filings to discuss and analyze cost of sales (rather than margins) for each period. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales would be beneficial. Please expand your discussion of cost of sales and operating expenses, or selling, administrative and engineering expenses to quantify and discuss significant cost components within these broad categories, such as price increases, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that the increase in gross margin in 2005 was due in large part to the favorable motorcycle product mix shipped during the year and also benefited from wholesale price increases, lower costs from manufacturing efficiencies and a decrease in compensation plan costs, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in the proper context.

Company response:

In future filings, the Company will provide a separate discussion of cost of goods sold under Management’s Discussion and Analysis of Results of Operations. The Company will enhance its discussion of cost of goods sold and operating expenses by including, when material, a quantification of the item(s) that drove the period-to-period changes in these categories. The Company will also consider quantifying and disclosing significant components of cost contained within the broader categories of “cost of goods sold” and “operating expenses” when such items are material or otherwise meaningful to understanding the changes occurring in the broader categories.

Critical Accounting Policies, page 39
—General

3.	We note that your discussion of critical accounting policies includes finance receivable securitizations, finance receivable credit losses, and pensions. In future filings, please consider including a discussion of stock based compensation, and the provision for income taxes as part of your critical accounting policies. See SEC Release No. 33-8350.

Company response:

In future filings, the Company will include a discussion of the provision for income taxes and stock based compensation as part of its critical accounting policies disclosure.

Pensions

4.	We note your disclosure that as of the most recent measurement date you lowered the discount rate assumption from 6.25% to 5.5% and reset the assumption for healthcare trend rates. Please explain to us, and disclose in future filings, the reasons for these changes in assumptions.

Company Response:

The Company lowered its discount rate assumption and reset its assumption for healthcare trend rates at its September 30, 2005 measurement date based on the factors set forth below. A summarized rationale for such changes will be included in future filings.

Discount rate:
The Company determines its discount rate assumptions by referencing high-quality long-term bond rates. The Company also considers the duration of its own benefit obligations in selecting an assumed discount rate. The Company’s information regarding returns on high quality bonds at September 30, 2005 shows a Moody’s Aa bond rate of 5.36%. In addition, utilizing a hypothetical yield curve developed from high quality long-term bonds, with maturities that mirror the Company’s expected payouts, the Company calculates a discount rate of 5.64%. Given this, a discount rate of 5.5% was appropriate as of September 30, 2005.

Healthcare trend rate:
The Company determines its healthcare trend assumption by considering factors such as estimated health care inflation, the utilization of healthcare benefits and changes in the health of plan participants. This information is generally obtained through analysis of the Company’s own healthcare cost data as well as through reviews of external data including regional and national healthcare cost trends. Based on the Company’s assessment of this data as of September 30, 2005, it reset its initial healthcare cost trend rate to 10% and extended the date it expects to reach its ultimate rate of 5% from 2007 to 2010.

Liquidity and Capital Resources as of December 31, 2005 page 44

5.	We note that your liquidity section includes a discussion of liquidity for the years ended December 31, 2005 and 2004. In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Company Response:

The Company’s discussion of liquidity is intended to provide investors with an understanding of its ability to meet its current and future cash requirements. In order to demonstrate this ability, the Company has, in past filings, included a brief discussion of year-to-year changes in cash flows. In future Form 10-K filings, the Company will expand its year-to-year comparisons to include the third year of the three-year period covered by the financial statements.

Consolidated Statements of Cash Flows, page 54

6.	We note your presentation of net (decrease) increase in finance-credit facilities and commercial paper as a financing activity on the face of the statements of cash flow. Please explain to us why you believe it is appropriate to present the changes of the finance credit facilities and commercial paper as “net” rather than “gross” on the face of the statements of cash flow. Please note that we believe that generally, information about gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments. See paragraphs 11-13 of SFAS No. 95.

Company Response:

The finance debt arrangements of HDFS include commercial paper and borrowings under revolving credit facilities. In 2003, 2004 and 2005, more than 95% of the maturities from commercial paper and revolving credit facility borrowings were less than 90 days.

Paragraph 13 of SFAS No. 95 states that certain items, such as debt, qualify for net reporting “because their turnover is quick, their amounts are large and their maturities are short”. It also states that in order for debt instruments to qualify for net reporting the original maturity of the liability must be three months or less.

Due to the nature and terms of our commercial paper and revolving credit facility activity, the Company believes that net reporting is appropriate for our borrowing activity.

7.	We note your disclosure that a reclassification was made in December 2005 to present the “origination of retail finance receivables held for sale,” “collections on retail finance receivables held for sale,” and “proceeds from securitization of retail finance receivables” as operating activities, rather than investing activities, in the statements of cash flows. Please explain to us the basis for this reclassification made during December 2005, including the nature of any changes in the business or in management’s assumptions between December 31, 2004 and 2005. Describe for us in detail why each of the amounts for “origination of retail finance receivables held for sale,” “collections on retail finance receivables,” and “proceeds from securitization of retail finance receivables” were considered appropriately presented as investing activities during the year ended December 31, 2004 but were determined to be operating activities during the year ended December 31, 2005. In light of the reclassifications made to the statements of cash flows for the year ended December 31, 2004, we do not understand why the activities, regardless of whether finance receivables held for sale were separately presented on the face of the balance sheet in prior years, were not reclassified to cash flows from operating activities during 2004. Also, please tell us why you believe the changes to operating activities on the statements of cash flows are appropriately presented as a reclassification rather than a correction of an error. It appears based on the disclosures provided in the notes to your financial statements that this should be treated as a restatement of your financial statements.

Furthermore, given that it appears to be a restatement, please tell us why the auditors have not included a reference to the restated amounts in their audit opinion. Additionally, please explain to us what consideration was given to this change in accounting for and classifying the finance receivables in your balance sheet and statements of cash flows in your evaluation of internal controls over financial reporting. Your response should explain in detail why you do not believe this change in accounting or correction of an error is not a material weakness in your internal controls. We may have further comment upon receipt of your response.

Company Response:

During 2005, the Company reviewed its process for funding its retail financing business, including determinations whether to securitize its retail finance receivables. This process generally involves considering a specified group of retail finance receivables (which meet certain criteria) for securitization on a quarterly basis; however, the frequency and timing of securitization transactions varies. The Company’s process for determining its intent to securitize its retail finance receivables contemplates such factors as the interest rate environment, competitive lending factors, credit mix of retail finance receivables, as well as other sources of liquidity such as the Company’s commercial paper program. In connection with the 2005 review, the Company formally documented that during this process, these factors are contemplated at or prior to origination and consequently, a determination of the Company’s intent to securitize certain finance receivables is made at origination. Accordingly, the Company began classifying these retail finance receivables as “held for sale” in the balance sheet and their related cash flows have been included in the operating section of the statement of cash flows.

The Company also considered its prior year retail finance receivable activities and related financial statement presentation in light of the review performed in 2005 and determined that many of the same evaluative criteria resulting in the 2005 classification of the retail finance receivables as held for sale existed in 2004 and 2003 as well. Consequently, the presentation of retail finance receivable amounts related to prior periods for retail finance receivables meeting the same criteria was conformed to the 2005 presentation in the Company’s 2005 financial statements.

In evaluating the materiality of conforming the prior period presentation to the 2005 presentation, the Company considered both the quantitative and qualitative factors established in the Staff Accounting Bulletin Number 99 – Materiality.

The Company considered the following specific factors:

•	The Company has a track record of increasing cash flows from operating activities from year to year; reclassifying the cash flows did not have an effect on this trend from 2003 to 2004.

Cash from operations in millions	2005	2004	2003
Original presentation	n/a	$969.7	$662.7
Reclassification	n/a	137.5	66.2

Presentation in 2005 Form 10-K	$960.5	$832.2	$596.5

•	The reclassifications had no impact on the total cash flows in 2004 or 2003.

•	Prior to the reclassification, finance receivables held for sale were combined with finance receivables held for investment under line items captioned “Current portion of finance receivables, net” and “Finance receivables, net” (non current assets). As a result of the reclassifications, finance receivables held for sale were segregated under a new line item captioned “Finance receivables held for sale.” Therefore, the sum total of line items captioned “Finance receivables…” was not affected by the reclassification, nor were any other balance sheet line items.

•	The reclassifications had no effect on reported net income or earnings per share and as a result did not have any effect on the Company’s performance relative to the published expectations of outside analysts or in any way impact the Company’s earnings-based incentive pay programs.

•	The reclassifications had no effect on the Company’s ability to meet any of its financial debt covenants, contractual obligations or regulatory requirements.

•	The reclassifications did not have a material impact on the Company’s financial statements taken as a whole.

The Company has considered the aforementioned factors in assessing the materiality of the reclassification of prior period amounts and has concluded that the overall impact of these reclassifications was not material to the 2005 financial statements or the 2004 and 2003 financial statements included in the Company’s 2005 Form 10-K. At the same time, the Company concluded that the conformed presentation was appropriate in light of the factors existing relative to retail finance receivables originated during prior periods, and also provided the most meaningful depiction of the Company’s retail finance receivable and securitization activities, as it provides for historical consistency, which enables a clear illustration of trends experienced in the financing business. Further, the Company provided expanded disclosure of the reclassification in its notes to provide full transparency to investors of the change and its impact on the presentation of cash flows.

The Company, after discussion with its outside auditors and the Audit Committee of its Board of Directors, elected to record these reclassifications with the objective of improving the comparability of its financial statements. However, based on the materiality considerations and conclusions discussed above, the Company concluded that the reclassification of finance receivables did not represent a control weakness in its evaluation of internal control over financial reporting, and its outside auditors concurred. Additionally, the Company’s independent auditors agreed with our conclusion that the reclassifications were not material to the financial statements taken as a whole and, accordingly, did not require mention in their opinion.

As the Staff noted, the Company also recorded reclassifications to its statements of cash flows in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. However, the retail finance receivables discussed above were not reclassified in connection with that change. The 2004 reclassification was limited to the cash flow effects of providing wholesale loans to independent dealers in connection with the Company’s sale of inventory. Because the Company’s retail financing is unrelated to the Company’s wholesale sale of inventory, retail finance receivables were not included in the 2004 reclassification.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies
-Revenue Recognition, page 61

8.	We note your disclosure that you offer sales incentive programs to dealers and distributors and the costs are recognized as revenue reductions and are accrued at the later of the date the related sales are recorded or the date the incentive program is approved and communicated. Please tell us, and disclose in future filings, the nature of the sales incentives offered to your customers. Also, consider revising future filings to include a discussion of sales adjustments made to gross sales, in your Critical Accounting Policies and Estimates section.

Company Response:

For the information of the Staff only, we are delivering to the Staff under separate cover the information that the Staff requested regarding the Company’s sales incentive plans. The Company believes that disclosing information about its use and design of sales incentives could lead to a competitive disadvantage in the marketplace. Accordingly, we are providing these materials to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rule, we hereby request that the Staff return the materials referred to above promptly following completion of the Staff’s review of those materials. By separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. 200.83.

The Company is not aware of a specific requirement to disclose additional information concerning the nature of its sales incentive programs. In addition, after considering the manner in which the Company uses sales incentives, the Company does not believe that further information describing such programs is material to an investor’s understanding of the Company’s business. Based on these considerations, the Company does not believe it is necessary to, and therefore it does not intend to provide further disclosure or discussion related to the nature of its sales incentive programs in its future filings.

Note 4. Financial Services – Finance Debt, page 70

9.	We note your disclosure that HDFS is subject to various operating and financial covenants related to the Global Credit Facility and Notes. Please tell us, and disclose in future filings, the nature of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien. See paragraphs 18-19 of SFAS No. 5.

Company Response:

HDFS is subject to various operating and financial covenants related to the Global Credit Facilities, Medium Term Notes, and Subordinated Debt issued by HDFS. The more significant covenants are further described below.

The covenants limit HDFS’s ability to (i) incur certain additional indebtedness, (ii) assume or incur liens, (iii) participate in merger, consolidation, liquidation or dissolution, and (iv) purchase or hold margin stock.

Under the financial covenants, the debt to equity ratio of HDFS and its consolidated subsidiaries cannot exceed 9.0 to 1.0. HDFS must maintain a minimum consolidated tangible net worth of $300 million. HDFS also must maintain a minimum fixed charge coverage ratio of 125%.

At December 31, 2005, HDFS remained in compliance with all of these covenants.

In future filings, the Company will provide enhanced disclosure regarding the nature of the covenants.

Item 9A. Controls and Procedures, page 90

10.	We note in your evaluation of disclosure controls and procedures you refer to Rule 13a-15(e). Please note that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please refer to the appropriate Rules and state your conclusion is “as of the end of the period covered by the report.” See Item 307 of Regulation S-K. Additionally, we note your disclosure that management has concluded that the disclosure controls and procedures “were effective as of the date of such evaluation to ensure that material information relating to the company, including its consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.” In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Company Response:

The Company notes that the rules regarding the definition of “disclosure controls and procedures” are in two places and proposes to continue to refer to Rule 13a-15(e) as that is the rule applicable to the Company. In future filings, the Company will more clearly state that its conclusion regarding the effectiveness of disclosure controls and procedures is “as of the end of the period covered by the report.” Additionally, in future filings, the Company will revise its disclosures regarding its conclusion as to the effectiveness of disclosure controls and procedures to conform to the Staff’s long-form suggestion.

Form 10-Q for the quarter ended June 25, 2006

Management’s Discussion and Analysis

11.	We note your disclosure that during the first six months of 2005, stock compensation expense was higher primarily as a result of the accelerated amortization of expense for stock awards granted to the Company’s former Chief Executive Officer. Please explain to us when the acceleration of the vesting of these stock awards occurred and the reasons for the acceleration. Also, tell us if there were any other stock awards for which vesting has been accelerated.

Company Response:

Stock options granted by the Company to its employees vest ratably over a four-year period with the first 25% becoming exercisable one year after the date of grant. The Company has made exceptions to this vesting schedule for two employees. The exceptions to this four-year vesting schedule relate to annual grants made to the Company’s former Chief Executive Officer (“CEO”), Jeffrey L. Bleustein, during 2002 – 2004 and annual option grants made to the Company’s Sr. Vice President and Chief Styling Officer, William G. Davidson, during 2002-2006. At the time of grant, these option grants included an accelerated vesting provision which stated that upon retirement options to purchase all shares that were not previously vested (under the four-year schedule) will become fully vested on the date of retirement. The terms of the option grants made to the Company’s former CEO were disclosed in its proxy statements and Form 4 and Form 5 filings.

The Company’s former CEO announced on December 9, 2004 that he would retire from the Company on April 30, 2005. Up to the date of the former CEO’s announcement the Company had amortized stock compensation expense for his grants according to a four-year service period. These amounts were included in the Company’s pro forma disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation.”

Upon the former CEO’s announcement to retire, the Company reset the amortization period for the unamortized cost of the former CEO’s 2002-2004 option grants. The new amortization period accelerated the recognition of stock compensation expense from the remainder of the four-year vesting period to the approximate four-month period starting with the date of the announcement to retire (December 9, 2004) and ending with the date of the retirement (April 30, 2005). The portion of this expense recorded in 2005 ($4.5 million) was recognized in the Company’s income statement in accordance with SFAS No. 123 (revised 2004), which was adopted by the Company on January 1, 2005.

The Sr. Vice President and Chief Styling Officer (not a reporting person) received option grants with the accelerated vesting provisions, but remains an active employee. For options granted to him prior to the adoption of SFAS No. 123(revised) the Company has recognized and will continue to recognize the cost of the grant over the four-year vesting period. For options granted to him subsequent to the adoption of SFAS No. 123(revised) the Company has recognized the full cost of the grant on the date of grant.

The Company acknowledges that, in the grants noted above, the explicit four-year service period would not be considered substantive under SFAS No. 123(revised) because the employees could have retired as of the date of the grants and retained the benefits of those grants. As a result, stock compensation cost would have been recognized under SFAS No. 123(revised) at the date of grant on the basis that these employees were not required to work during the explicit service period to earn the right to exercise the award.

However, accounting guidance in effect prior to SFAS No. 123(revised) did not explicitly address this fact pattern, and the Company had the practice of recognizing compensation cost over the explicit service period (up to the date of actual retirement). The Company also understands that the Staff has publicly indicated that it will accept continuation of that practice under Opinion 25 and SFAS No. 123. Further, for companies that have followed that practice, the Staff indicated that it will require a continuation of that practice for awards granted prior to the adoption of SFAS No. 123(revised) (under both SFAS No. 123 and Opinion 25). That is, registrants that recognized compensation cost over the explicit vesting period despite provisions for acceleration or continued vesting upon retirement must:

•	For awards granted prior to the adoption of SFAS No. 123(revised), continue to recognize compensation cost under Opinion 25 and SFAS No. 123 (either in the financial statements or the pro forma disclosures) over the explicit vesting period, and accelerate any remaining unrecognized compensation cost when an employee actually retires.
•	Upon adoption of SFAS No. 123(revised), continue the attribution method described in the preceding bullet for awards granted prior to adoption of SFAS No. 123(revised). For awards adopted after the adoption of SFAS No. 123(revised), follow the guidance of SFAS No. 123(revised) and amortize the cost of the grant over the substantive vesting period. Accordingly, compensation cost for pre- SFAS No. 123(revised) awards would continue to be recognized over the explicit service period subject to acceleration upon an employee’s actual retirement.

The above guidance was subsequently confirmed in a speech by Shan Benedict, Professional Accounting Fellow in the SEC’s office of Chief Accountant, at the 2005 AICPA National Conference on Current SEC and PCAOB developments.

The Company acknowledges as follows: it is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the quarter ended June 25, 2006; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the quarter ended June 25, 2006; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing responses to the undersigned at (414) 343-7536.

Very truly yours,

/s/ Thomas E. Bergmann
Thomas E. Bergmann
Vice President and Chief Financial Officer